Securities and Exchange Commission
                            Washington, D. C. 20549

                                Schedule 13-G/A
                  Under the Securities and Exchange Act of 1934

                              Symantec Corp.
                               Common Stock
                         CUSIP Number 871503108

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 871503108

         1)  Name of reporting person:
                  Legg Mason, Inc.
              Tax Identification No:
                  52-1200960

         2)  Check the appropriate box if a member of a group:
                  a)  n/a
                  b)  n/a

         3)  SEC use only

         4)  Place of organization:
                  Baltimore, Maryland

      Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:           2,825,000
         6)  Shared voting power:           526,861
         7)  Sole dispositive power:       - 0 -
         8)  Shared dispositive power:    3,351,861

         9)  Aggregate amount beneficially owned by each reporting person:
               3,351,861

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                 n/a

         11)  Percent of class represented by amount in row (9):
                4.43%

         12)  Type of reporting person:
                 HC

         Item 1a)  Name of issuer:
                    Symantec Corp.

         Item 1b) Address of issuer's principal executive offices:
                    20330 Stevens Creek Blvd.
                    Cupertino, CA  95014

         Item 2a)  Name of person filing:
                     Legg Mason, Inc.

         Item 2b) Address of principal business office:
                      100 Light Street
                      Baltimore, Maryland  21202

         Item 2c)  Citizenship:
                      Maryland Corporation

         Item 2d) Title of class of securities:
                      Common Stock

         Item 2e)  CUSIP number:  871503108

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a) [ ]  Broker or dealer under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
         (d) [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act.
         (e) [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f) [ ]  Employee  Benefit Plan,  Pension Fund which is
                    subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g) [X] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4) Ownership:
         (a)  Amount beneficially owned:
                3,351,861

         (b)  Percent of Class:
                4.43%

         (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:
                            2,825,000
                  (ii) shared power to vote or to direct the vote:
                              526,861
                 (iii) sole power to dispose or to direct the disposition of:
                            - 0 -
                 (iv) shared power to dispose or to direct the disposition of:
                            3,351,861

         Item 5) Ownership of Five Percent or less of a class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

         Item 6) Ownership of more than Five Percent on behalf of another person:
                    n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                  Legg Mason Funds Management, Inc., as investment adviser with discretion
                  Legg Mason Wood Walker, Inc., as investment adviser and
                    broker/dealer with discretion
                  Legg Mason Capital Management, Inc., as investment adviser with discretion
                  Legg Mason Trust, fsb, as investment adviser with discretion Bartlett & Co., as investment adviser with discretion Brandywine Asset Management, Inc., as investment adviser with discretion
                  Bingham Legg Advisers, Inc., as investment adviser
                    with discretion

         Item 8) Identification and classification of members of the group:
                  n/a

         Item 9) Notice of dissolution of group:
                  n/a

         Item 10) Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------
         Date:  3/15/01

         Signature

         Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.
         -------------------------------------------------------------
         Name/Title



Addendum to Schedule 13G/A filed by Legg Mason, Inc.
Tax Identification No. 52-1200960

Shares of Symantec Corp. owned a/o 12/31/00

CUSIP 871503108

                                Shares    Sole     Shared     Sole     Shared
   Name                Class    Owned     V P       V P       D P       D P


Bartlett & Co.           IA         800               800                 800
Brandywine Asset
  Management, Inc.       IA     185,199            185,199            185,199
Legg Mason Capital
  Management, Inc.       IA     265,550            265,550            265,550
Legg Mason Funds
  Management, Inc.       IA   2,825,000 2,825,000                   2,825,000
Legg Mason Trust, fsb    IA       5,420              5,420              5,420
Legg Mason Wood
  Walker, Inc.       BD & IA     67,042             56,042             67,042
Bingham Legg
  Advisers, Inc.         IA       2,850              2,850              2,850



Shares Outstanding    75,661,000

% Owned               4.43%